Filed Pursuant To Rule 433
Registration No. 333-167132
June 29, 2011
Gold Investment Digest
First quarter 2011

April 2011	www.gold.org
Overview
Gold’s long-term supply and demand dynamics and several macro-economic factors ensured gold remained a sought-after asset in Q1 2011. Following a consolidation in January, gold ended the quarter on a firm footing, returning 2.4% over the period.
Price trends
The gold price rose by 2.4% during Q1 2011 to US$1,439.00/oz by 31 March, on the London PM fix. However, gold’s volatility continued to diminish, a testament to its measured price appreciation. Gold prices rose to 28-year highs in yen terms by the end of the quarter, despite a temporary currency spike in March in the wake of Japan’s crises. In other countries, gold returns were more modest and even negative, as the US dollar lost ground against multiple currencies. Read more...
Market and economic influences
Investor sentiment improved in the first part of Q1 2011. However, continued geopolitical unrest likely slowed the normalisation of economic growth and also raised the potential for a significant slowdown. Inflation — especially from food and energy prices — remains a real concern for consumers around the world. These two influences also focused investor attention on gold’s unique attributes and its role as a store of value. Read more...
Investment trends
Investor activity in the gold market during Q1 2011 differed by region. ETFs in the US and the UK experienced net redemptions on the back of year-end rebalancing and some profit-taking, while continental European and Indian investors increased allocations. Recent data shows a resumption of net inflows in the latter half of March and early part of April. Coin and bar purchases remained high, while activity in the futures and OTC markets was buoyant. Read more...
Gold market trends
Preliminary reports for Q1 2011 indicate healthy but mixed activity in the market, responding in part to changes in the gold price. Evidence suggests central banks continued their recent trend of limited sales and increasing purchases. In addition while mine production increased in 2010, recycling activity declined marginally as economic growth in emerging markets mitigated part of the effect of higher prices. Read more...
Contributors
Juan Carlos Artigas
juancarlos.artigas@gold.org
Johan Palmberg
johan.palmberg@gold.org
Eily Ong
eily.ong@gold.org
Louise Street
louise.street@gold.org
Marcus Grubb
Managing Director, Investment marcus.grubb@gold.org

Price trends
The gold price continued its upward trend, rising during the first quarter of 2011 by 2.4% to finish the quarter at US$l,439/oz, on the London PM fix (the gold price referenced in the rest of the text will refer to the London PM fix). While gold’s performance seemed more modest relative to average gains of 6.2% per quarter over the past two years, its consistency and robust growth trend has contributed significantly to its ability to provide diversification, risk management and wealth preservation to an investor’s portfolio.
On average, gold prices increased by 1.4% to US$1,386.27/oz in Q1 2011 from US$1,366.78/oz in Q4 2010 (Chart 1). While gold experienced a price consolidation in the early part of the quarter, falling as low as US$1,319.00/oz on 29 January, it climbed to new record highs throughout March and continues to achieve new highs in April. More importantly, January’s price fall of 5.6% corresponded to not much over a one standard deviation move for a given month. The average monthly volatility has been 4.9% over the past ten years.
Gold’s long-term supply and demand dynamics and a number of macro-economic factors ensured gold remained a sought-after asset. First, the US dollar weakened against major currencies, which in turn supported gold prices given gold’s negative correlation to the dollar. Second, comments by the Federal Reserve that signalled an extended period of low rates have kept anxieties about rising inflation entrenched in the US. Third, while inflation rates in countries such as India and China appear to have moderated, they remain uncomfortably high, promoting activity in the gold market as exemplified by higher delivery volumes in the Shanghai Gold Exchange. Fourth, unrest in Africa and the Middle East and the natural disaster in Japan, have drawn attention to gold’s quality as a vehicle to preserve capital and provide liquidity. While gold prices did not react as much as oil for example, this was in part due to gold’s ability to absorb economic and geopolitical shocks and remain less volatile. Finally, central bank activity indicates a continuation of the trend of limited supply and potential net purchases.
Chart 1: Gold price (US$/oz), London PM fix
Source: LBMA
Gold Investment Digest | First quarter 2011

Developed markets
During Q1 2011, gold prices continued to rise in US dollars. However, as the US dollar generally depreciated against most major currencies, gold prices fell by 0.8%, 1.9%, and 4.3% in Canadian dollar, British pound and euro terms respectively, while remaining virtually unchanged in Swiss franc and Australian dollar terms (Table 1). The notable exception was the Japanese yen.
A combination of factors resulted in improved sentiment among European investors which proved particularly supportive of the euro. Attractive valuations, higher expected growth in some parts of Europe, expectations of a hawkish ECB preparing to normalise rates — helped the euro gain over 7% versus the US dollar during Q1 2011. While sterling also benefited in this environment, its performance was not as strong as the euro; the pound had strengthened against the US dollar about half as much as the euro by the end of the quarter. The Swiss franc, which had already appreciated substantially during 2010, continued that trend rising by 2.2% against the US dollar.
Gold had its largest gain in Japanese yen terms, rising by 3.7% in Q1 2011 to ¥119,192.37/oz, as the yen weakened against the US dollar by the end of the quarter. While the yen appreciated against most currencies shortly after Japan was hit by the earthquake and subsequent tsunami on its northern shores, it experienced a pull-back towards the end of March. It is common for Japanese investors to bring capital back home in times of crisis; which appears to have occurred again this time. However, following an immediate reaction, the yen fell against the dollar. This was partly due to G7 official interventions, interpreted as a coordinated show of support for a weaker yen.
During the first quarter of 2011 gold outperformed (in US dollar terms) the US Treasury and other government bond markets and was in the middle of the pack relative to developed-country equity markets (Chart 2). European stocks posted the highest returns among developed country indices, rising 6.5% over the quarter, in part due to currency strength, followed by the US stock market, which climbed 5.6% during the same period. On the other hand, the MSCI Pacific ex-Japan increased by only 2%, while Japanese stocks fell by 5.7% as widespread concerns over economic growth took hold of the market.
Table 1: Gold performance — developed markets

	Last price			%	%	%
	31 Mar 2011	2011 max	2011 min	QoQ	YoY	Vol*

US$/oz	1,439.00	1,447.00	1,319.00	2.4	29.0	14.9
GBP/oz	895.79	897.36	822.24	-1.9	22.0	16.2
EUR/oz	1,014.09	1,059.45	963.25	-4.3	23.0	16.9
CHF/oz	1,317.84	1,340.61	1,242.63	0.1	12.4	15.6
JPY/oz	119,192.37	119,192.37	108,165.60	3.7	14.4	16.6
CAD/oz	1,395.54	1,413.00	1,314.72	-0.8	23.2	16.6
AUD/oz	1,389.13	1,431.52	1,308.25	0.1	14.3	17.2

*	Annualised volatility based on daily returns.

Source: Bloomberg, LBMA, World Gold Council
Chart 2: Relative price performance of selected assets in US$ in Q1 2011
Note: For comparison purposes, gold performance was computed using 5pm EST prices.
Source: Bloomberg, Barclays Capital, J.P.Morgan
02_03

Emerging markets
Gold prices rose in local currency terms in many developing countries which tend to play an important role in the gold market (Table 2). The gold price went up by 4% in South Africa, on the back of a weaker rand versus the US dollar. However, gold performance was more measured in the local currencies of India, China, and Turkey than in US dollar terms, as currency appreciation in the order of 0.8% mitigated some of the gains. For example, gold rose by 1.6%, 1.7%, and 1.8% in Turkish lira, Chinese yuan, and Indian rupee terms respectively. In India, gold prices remained, on average, above Rs20,000/g (Rs62,200/oz) during the quarter, while the average price in China was above CN¥290/g over the same period. On the other hand, gold prices in Russia fell by 4.8% in local terms as the rouble appreciated by 7% against the US dollar in line with gains experienced by the euro.
In US dollar terms, Gold’s performance was in line with emerging market equities, as economic growth in some of these economies witnessed deceleration on the back of inflation-induced monetary and fiscal tightening (Chart 2). The J.P. Morgan EMBIG Index of external emerging market sovereign debt posted low single-figure returns over the quarter as geopolitical concerns increased investor risk-aversion. The Hang Seng Index was up by 2.3% during the quarter, while Indian stocks, as represented by the BSE Sensex 30, fell by over 4.5% in the same period driven by high volatility, a still elevated inflation rate, and concerns over higher interest rates.
Table 2: Gold performance — developing markets

	Last price			%	%	%
	31 Mar 2011	2011 max	2011 min	QoQ	YoY	Vol*

RUB/oz	40,889.55	42,488.10	39,051.81	-4.8	24.6	16.2
TRY/oz	2,221.02	2,320.67	2,078.35	1.7	31.0	17.2
CNY/oz	9,423.44	9,487.69	8,700.12	1.6	23.7	14.5
INR/oz	64,161.41	64,767.72	60,364.04	1.8	28.0	14.8
ZAR/oz	9,741.09	10,043.87	9,172.44	4.0	20.2	16.2

*	Annualised volatility based on daily returns.

Source: Bloomberg, LBMA, World Gold Council
Commodity performance
Commodity performance was mixed during the first quarter of 2011 (Table 3). Most benchmark commodity indices were up during the quarter driven by large gains in energy-related commodities. Both agriculture and silver also showed strong performances while a number of industrial metal prices fell. The S&P Goldman Sachs Commodity Index (S&P GSCI), which is heavily energy-weighted (comprising 67% of the index), was up by 14.8% during the quarter, while the more diversified DJ-UBS Commodity Index (DJ-UBSCI) was up only by 4.4% over the same period.
Oil prices were driven higher by political unrest in Africa and the Middle East, consequently pushing gasoline prices up in many parts of the world to levels not seen since the summer of 2008. Brent crude had increased by 24.3% to US$117.25/bbl by the end of the quarter, and gasoline was above the US$3/gallon mark in the US. Silver also had a record quarter, rising by 23.6% in Q1 above US$35/oz by the end of the period, a trend which has continued into April, as prices reach multi-decade highs. Despite a steady rise in the gold price, the recent moves in silver have led to the gold-silver ratio falling to its lowest level since 1983. Tin was also in high demand, rising by 17.4% over the quarter. On the other hand, copper, zinc, and palladium fell by 3.5%, 4.7%, and 4.8% respectively in Q1.
While gold gains were modest in comparison to many other commodities, on an annual basis, it continued to show consistent returns combined with considerably lower volatility. In general, gold tends to be only weakly correlated to other commodities, providing further diversification to an investor’s portfolio.
Table 3: Commodities — returns and volatility

	%	%	%
	QoQ	YoY	Vol*

Gold London PM fix (US$/oz)	2.4	29.0	13.0
Silver London fix (US $/oz)	23.6	116.4	39.9
Palladium (US $/oz)	-4.8	59.1	31.8
Platinum (US $/oz)	-0.1	7.6	18.3
Aluminum (US $/t)	5.7	13.6	17.6
Copper (US $/t)	-3.5	20.0	26.3
Lead (US$/t)	5.1	28.3	38.8
Nickel (US $/t)	4.5	4.6	31.3
Tin (US$/t)	17.4	72.4	28.1
Zinc (US$/t)	-4.7	-1.8	26.6
Brent crude oil (US$/bbl)	24.3	44.2	28.8
S&P GS Commodity Index	14.8	36.9	18.6
S&P GS Agriculture Index	4.0	70.0	28.3
S&P GS Livestock Index	7.4	10.9	15.8
DJ-UBS Commodity Index	4.4	28.5	15.8
R/J CRB Commodity Index	8.0	31.7	15.9

*	Annualised volatility during Q1 2011 based on daily returns.

Source: Bloomberg, World Gold Council
Gold Investment Digest | First quarter 2011

Price volatility
Stock market volatility increased during Q1 2011, especially on the back of geopolitical concerns in Africa and the Middle East, European sovereign concerns, as well as the natural disaster that hit Japan and its consequences. Equity market risk by the end of the quarter, as measured by the VIX index and depicted in Chart 3, remained higher than levels seen at the end of last year. Similarly, commodity volatility crept up during the quarter.
On the other hand, despite an early retracement in the gold price and subsequent bounce-back later in the quarter, gold’s realised volatility moved consistently lower over the course of the quarter. The average annualised gold volatility in Q1 2011 was only 13%, lower than the historical trend of 15.8% over the past 20 years. Similarly, the realised 1-month (22-day) volatility for gold ended March at 12.9%.
Indeed, one of the distinguishing characteristics of gold is its ability to absorb shocks and move at a more measured pace compared not only to many commodities but stock indices as well. Gold was, on average, the least volatile of the commodities that the World Gold Council monitors during Q1 2011 (Chart 4). Volatility on the S&P Goldman Sachs Commodity Index was 18.6% during the quarter, based on daily returns, compared to 13% for gold. Silver had a sizeable average price volatility of 39.9%, followed by lead, palladium and nickel, each with average volatilities of more than 30%. Many other commodities saw volatilities top 25%, including crude oil, which reached 28.8% over the quarter.
Chart 3: Annualised price volatility for gold and commodities (22-day rolling, %) versus the VIX Index (level)
Source: Bloomberg, World Gold Council
Chart 4: Annualised daily volatility during Q1 2011 for selected commodities
Source: Bloomberg, LBMA, World Gold Council

1	The VIX Index is a popular measure of the implied volatility and is a weighted-average of prices for a range of options at different strike prices on the S&P500 Index.
04_05

Investment trends
Investor activity in the gold market during Ql 2011 differed by region. Exchange traded funds (ETFs) in the US and the UK experienced net redemptions, while demand for their European and Indian counterparts increased. Coin and bar purchases remained high while activity in the futures and the over-the-counter (OTC) markets dwindled in January but picked up by quarter-end.
Exchange traded funds
Collectively, the gold-backed exchange traded funds (ETFs) that the World Gold Council monitors experienced net outflows during Q1 2011. However, ETFs are fully established as an integral way to access the gold market and their holdings remain robust; by the end of the quarter these ETFs held a collective 2,110.3 tonnes in gold worth US$97.6bn (Chart 5). Moreover, activity in the different regions was not uniform. Redemptions were the highest in the US and London, but most other countries had positive net inflows.
SPDR Gold Shares (GLD) listed on the NYSE and cross-listed in Mexico, Singapore, Tokyo and Hong Kong saw net outflows of 69.5 tonnes in Q1 2011, primarily driven by activity in January coinciding with gold’s price retracement during that month along with year-end rebalancing by investors. ETFS Physical Gold Shares and GBS both listed in London had net outflows of 7.6 and 8.0 tonnes respectively. On the other hand, iShares Gold Trust (IAU), listed on the NYSE, Julius Baer Physical Gold and UBS Index Solutions-Gold ETF, listed in Switzerland, had the largest inflows adding 7.6, 6.5 and 4.8 tonnes of gold respectively.
In India, preliminary figures for gold ETF activity (the majority of which are currently wholly backed by gold bullion, but can also contain a percentage of derivative contracts) indicate a continued positive trend. Moreover, new gold mutual funds (which tend to be easier to access by Indian investors) were launched during Q1 2011; it is expected that these vehicles will further increase access to gold ETFs by the Indian population.
Gold Investment Digest | First quarter 2011

Chart 5: Gold ETF holdings in tonnes and the gold price (US$/oz)
Note: Gold holdings are as reported by the ETF/ETC issuers. Where data is unavailable, holdings have been calculated using reported AUM numbers.
Source: Bloomberg, LBMA, Respective ETF/ETC providers, World Gold Council
06_07

ETF options
Activity in the ETF options market remains robust, which continues to offer alternative strategies for investors. The majority of the volume in these products is still being transacted by way of GLD options. In line with some of the outflows experienced in the ETF market during the quarter, GLD options volumes dropped in Q1 2011 on a quarter-on-quarter basis. However, at an average daily volume of 234,724 contracts during the first quarter, trading volumes remain higher than the daily average of 208,131 contracts during the whole of 2010. In general, call option volumes remained higher than put volumes during the period. Similarly, open interest on call options accounted for the majority of traded contracts, at an average of 2.1 million contracts in Q1, compared to 1.7 million put contracts. However, open interest in call options fell further relative to Q4 2010 than the open interest in puts, as investors likely exercised some of those calls as the price of gold fell in the early part of the year.
Realised 60-day GLD volatility followed the same pattern as gold-price volatility, falling at a steady pace throughout the quarter to end March at 13.4%. Similarly, the 3-month ATM (at-the-money) implied GLD volatility, fell from 20.3% at the end of December 2010 to 15.7% by the end of March. The spread of 3-month implied volatility over realised volatility was almost non-existent during January and February, however, it rose back again in March to almost 1% suggesting that demand in the options market for protection against physical gold volatility had increased by the end of the quarter.
Gold futures
COMEX total non-commercial and non-reportable net long positions, a measure of more speculative investment demand, fell during Q1 2011. The net long hovered around 22.4 million ounces (698.8 tonnes) in the first quarter, below the 26.3 million-ounce average seen throughout 2010, but above the 3-year average of 20.4 million ounces (Chart 6). Moreover, the net long by source, analysed as a percentage of the total open interest, indicates that money managers remain active in the market (Chart 7). In general, a healthy net long level supports the view that many investors continue to see value in the gold trade.
Over-the-counter market
The majority of gold trading takes place in the global over-the-counter (OTC) wholesale market for physical bullion. While OTC markets are the deepest and most liquid markets in the world, information about transactions is not always fully accessible to the public as they are conducted outside of regulated exchanges. However, evidence suggests that trading volumes in the global gold market is quite large; in-line with or larger than trading of other high-quality assets such as sovereign debt.
The London Bullion Market Association (LBMA), through surveys of its members, estimates that the daily net amount of gold that was transferred between accounts in 2010 averaged US$22bn (based on the average 2010 gold price). However, in practice, trading volumes between the bullion banks are significantly higher. Most banks estimate that actual daily turnover is at least three times that amount and could be up to ten times higher. This would value global OTC trading volumes anywhere between US$67bn and US$211bn.
During the first quarter of 2011, figures from the LBMA show that activity in the OTC market mirrored that of ETFs and futures. Volumes rose during the January consolidation to an 8-month high of US$26.1bn/day before subsiding in February as prices recovered. Assuming a continuation of this pattern, indications from ETF and futures markets are that OTC volumes picked up again in March as gold prices maintained their steady climb.
Gold Investment Digest | First quarter 2011

Chart 6: COMEX net long gold futures contracts* versus the gold price (US$/oz)
*       Net long non-commercial and non-reportable contracts.
Source: Bloomberg, COMEX, World Gold Council
Chart 7: COMEX net long on non-commercial and non-reportable positions by source as a percentage of open interest
Source: Bloomberg, World Gold Council
08_09

Bars and coins
Investment activity in China remained high. Physical delivery at the Shanghai Gold Exchange totalled 278.5 tonnes in Q1 2011, compared to 236.6 tonnes delivered during Q4 2010. Trading volumes remained high at 1,424.6 tonnes over the quarter. Anecdotal evidence suggests continuing strong demand for retail investment products and robust gold savings in vehicles such as the Commercial Bank of China (ICBC) gold accumulation plan (GAP) in Beijing. Moreover, Q1 tends to be a traditionally busy period for gold purchases as it coincides with the Chinese New Year celebrations. Anecdotal evidence indicates that this, along with gold outperformance relative to other assets in China, pushed investment demand up.
Gold investment in other parts of Asia remained at healthy levels. In Taiwan, bar imports reached 4.2 tonnes in the first quarter. It is estimated that 80% of imported bars are used by local gold jewellery manufacturers while the other 20% are acquired either as physical bars by investors or accounts held as part of the Gold Passbook of the Bank of Taiwan (BOT) scheme.2 In fact, turnover of the Gold Passbook reached a record in Q1 2011, as volumes soared by 60% QoQ and 200% YoY. In Vietnam, retail investment demand remained constant and strong at 14 tonnes in Q1 2011 despite higher gold prices in the local currency, as the inflation rate continued to increase. Inflation rose to 13.9% YoY and the Vietnamese dong was further devalued by 9% versus the US dollar in February. The experience in Vietnam serves to demonstrate how investors around the world are using gold for currency and inflation hedging against their domestic currencies.
In India, investors witnessed a shortage of physical supply and an increase in domestic market premiums in January following the demand surge in China during their New Year. However, anecdotal evidence suggests that physical investment demand for gold, in the form of bars and coins being sold to be converted into jewellery during the marriage season, was also strong.
Private investor demand for bars and coins in Europe and North America also continued to grow during Q1 2011, in line with activity observed in other categories of investment demand. Investors were attracted to gold bars and coins for multiple reasons and purposes, including risk protection and currency and/or inflation hedging. In the US, investors bought 300,000 ounces (9.3 tonnes) worth of American Eagle bullion coins, according to the US Mint, above total coin sales in the previous two quarters (Chart 8). Investors wishing to purchase gold coins or small bars can find a list of retail dealers on our website at: http://www.gold.org/investment/why_how_and_where/ where_to_invest/.
Chart 8: American Eagle bullion sales*
*       Total sales include one, half, quarter and tenth ounce coins.
Source: The United States Mint
2 The Gold Passbook, a type of gold savings account, was launched in 1997.
Gold Investment Digest | First quarter 2011

Lease rates
The implied gold lease rate is the difference between the US dollar LIBOR rate and the equivalent duration Gold Forward Offered Rate (GOFO), the rate at which gold holders are willing to lend gold in exchange for US dollars (also known as the swap rate).
Barring a brief spike during the recent financial crisis in 2008 and 2009 as LIBOR rates moved sharply higher on counterparty risk concerns, gold lease rates have remained very low since early 2003. During the past 12 months, near-zero interest rate policies in Western countries and lack of producer hedging has kept lease rates down. In Q1 2011, the 3-month lease rate averaged -0.05% (Chart 9). Both the 1- and 2-month maturities averaged negative rates of -0.065% and -0.056% respectively. The 6- and 12-month maturities saw average rates rise mildly above zero at 0.04% and 0.25% respectively.
The components of the leasing rate were relatively stable during the first quarter although the GOFO saw a slight decline in January through to February from 0.5% to 0.3%, congruent with a steepening of the forward and futures curve, as spot gold experienced a mild consolidation in the first month of the quarter relative to the futures price.
As the leasing process often involves the sale of physical gold into the spot market, to provide a riskless hedge for bullion banks, the current environment should continue to be supportive of the gold price.
Chart 9: Implied 3-month lease rate
Source: Bloomberg, World Gold Council
10_11

Market and economic influences
The first part of Ql 2011 was characterised by improved investor sentiment, as concerns about the European sovereign debt crisis subsided (or were already priced in) while economic data in the US was increasingly upbeat. However, continued unrest in Africa and the Middle East forced oil and energy prices up which, in turn, increased the likelihood of a much longer road to normalisation of economic growth in developed countries and the potential deceleration of some emerging economies.
Moreover, inflation — especially from food prices — continues to be a real concern for investors around the world. These influences also heightened investor attention to gold’s unique attributes and its role as a means to preserve wealth.
In March, a combination of earthquakes, a tsunami, and the subsequent compromise of a nuclear facility in northern Japan sent further jitters to the market, pushing equity prices and US Treasury yields down. Not surprisingly, volatility remained high. With a likely cost of reconstruction of between ¥16tn and ¥25tn (excluding the cost of the nuclear crisis), the damage caused by Japan’s natural disaster is anticipated to have a long-term effect on its economy. As the government plans to introduce an unprecedented fiscal recovery plan to finance reconstruction work, financial conditions can deteriorate further and fuel concerns over the creditworthiness of Japanese government debt.
In Europe, Portugal’s request for a bailout by the European Union towards the end of the quarter, reinforced investors’ fears that Europe’s recovery will be fragmented, not homogeneous, and that internal tensions are likely to have a significant impact on the future of the EU and the euro. Finally, commentary by Federal Reserve officials indicating that rates are likely to stay low for some time have kept concerns about future inflation anchored and put pressure on the US dollar, evident by the greenback’s performance over the quarter.
However, gold’s performance during the quarter was not all about unrest or concerns in Europe. Economic growth in other parts of the world, especially in developing economies has also supported gold’s trajectory over the past 10 years. It is sometimes forgotten that the global gold market is indeed the product of multiple macro-economic variables which can have different effects on the various components of demand. For example, a rising real interest rate environment could potentially shift some investment demand away from gold due to the rising associated opportunity cost of holding it. However, such an environment could also be a signal of higher future inflation — itself a potential demand driver. Alternatively, it could convey economic strength — a catalyst for both technology and jewellery demand through increased discretionary spending. Furthermore, given that business cycles on different continents are rarely entirely convergent, two regions could promote very different demand reactions. This well-diversified demand base provides gold with more stable demand dynamics than many other commodities.
Gold Investment Digest | First quarter 2011

India, China and gold
Gold investors — especially in regions like North America or Europe — sometimes forget the important role India and China play in the gold market, and the significance and prevalence that gold has in those and many other countries. In a previous research note entitled China gold report: Gold in the year of the tiger, the World Gold Council examines the connection
China has to gold and explores its role in the future. Similarly, a recent set of research papers commissioned by the World Gold Council entitled India: heart of gold,3 explores the religious and economic significance of gold in India and concludes that gold demand in this key market will continue to grow at a healthy pace over the next decade. In fact, jewellery and investment demand in India and China combined currently represent 40% of total global demand (Chart 10).
Chart 10: Jewellery and investment demand in China and India1

1	Includes jewellery and total bar and coin demand only (excludes ETFs and similar, and techology).

2	Global demand includes demand for jewellery, bars, coins, ETFs and similar, and technology.
Source: GFMS, World Gold Council
3 A preliminary presentation was made to the media at the end of March 2011.
12_13

Hedging against global food inflation
Most central banks around the world primarily use a core measure of inflation to gauge their rate of intervention. This core measure typically excludes all food and energy items as they tend to be more volatile, and while many economists around the world consider this a sensible practice, consumers are still subject to purchasing power erosion if food or energy prices are appreciating at higher rates than all other items. In an economic environment such as the current one in which strong economic growth continues to elude most developed countries, central banks around the world (and especially the Federal Reserve with its dual mandate of price stability and full employment) are likely to keep an easy monetary policy supported by low CPI inflation. These low readings are partly driven by weak real estate markets and the fact that still elevated levels of unemployment force consumers to prioritise basic needs. However, social unrest in Africa and the Middle East, extreme weather conditions in Australia, Russia, China and elsewhere, as well as strong demand from emerging economies, have conspired to push up the prices of energy and agricultural commodities. Hence, food inflation continues to increase even in developed economies where core inflation otherwise remains low (Chart 11).
This trend is even more evident in regions like Asia (Chart 12). Consumer prices are generally rising, but food inflation is worryingly higher. India saw multi-year record price increases for food during 2010 and while the trend has subsided, it remains extremely elevated at an average of over 12% this year. In China, food prices are relentlessly going up, with food inflation having reached 11.7% in Q1 2011. Interestingly, earlier this year, China’s National Bureau of Statistics published revised inflation statistics in which the weight for food, among others, had been revised down, compensated by a higher weight in housing. This, in turn, seems to have procured a lower CPI inflation reading than the market anticipated.4
In general, consumers around the world have started to feel the effects of higher commodity prices and food inflation. In addition, following a surprise downgrade of global inventories by the US department of Agriculture on 31 March, the price of corn has exceeded its highs set in June 2008. Given its importance as both food and feed for livestock in developed and emerging markets, there is a risk that the recent price moves serve as a catalyst for continued rises in global food inflation. As such, gold provides an alternative to hedge this exposure in a way that is not easily replicated by other asset classes.
4 ‘Inflation Revisionism’, The Economist, 15 February 2011.
Gold Investment Digest | First quarter 2011

Chart 11: Food inflation in the US, UK and Europe (% YoY)
Source: Bureau of Labor Statistics, Eurostat, UK Office for National Statistics
Chart 12: Food inflation in India and China versus all items CPI in Asia (% YoY)
Source: China Economic Information Net, IMF, Press Information Bureau of India
14_15

Gold and commodities
Commodity allocations have become more common among investors as a means by which portfolio diversification can be enhanced as well as providing a hedge against inflation or currency depreciation. While gold is often considered by investors as part of a larger set of commodities, its weighting in most commodity indices is small. Within indices such as the S&P Goldman Sachs Commodity Index or the Dow Jones-UBS Commodity Index, for example, gold’s weighting typically ranges between just 3% and 7%.
In a recent study, Gold: A commodity like no other, World Gold Council research shows that if part of a commodity allocation is directly assigned to gold, not only is portfolio performance improved, but so is the potential for loss, by decreasing so-called Value at Risk (VaR). In 2008, an investor with an asset allocation similar to a simple benchmark portfolio (50% equities, 40% fixed income, 10% commodities) would have reduced portfolio losses by between US$200,000 and US$400,000 on a US$10mn investment by allocating 5% to 10% of the overall portfolio directly to gold and proportionally reducing the exposure to other commodities. Furthermore, over the past 20 years, the same investor would have increased average annual portfolio gains by between US$100,000 to US$200,000 by directing a similar allocation to gold (Table 4). These findings suggest that portfolio managers and investors who already have exposure to commodities in their portfolio stand to benefit by including gold as a separate strategic asset class, without compromising long-term returns.
This performance is a direct consequence of the dynamics of the gold market: a market where the sources of demand and supply are diverse and complementary; where a ready, deep and liquid global market exists; and where gold is often viewed as an alternative monetary asset with no default risk. Indeed, gold’s physical attributes and functional characteristics set it apart from the rest of the commodity complex. For example, the technology and industrial sectors account for a much larger portion of demand for most other metals, including silver (Table 5). Therefore, gold is less exposed to swings in business cycles, typically exhibits lower volatility and tends to be significantly more robust at times of financial duress. In turn, this causes gold’s correlation to other commodities and other asset classes to be low.
Gold Investment Digest | First quarter 2011

Table 4: Performance for assets and portfolios containing various allocations to gold1

	Gold	MSCI	MSCI	BarCap	JPM	S&P	Portfolio[2]
	(US$/oz)	US	ex US	US Agg	3M Tbill	GSCI Light	0% gold	5% gold	10% gold
				January 1991 to December 2010
Return	6.8	7.1	4.1	6.9	4.3	3.2	6.0	6.1	6.3
Volatility	15.6	17.2	17.8	3.9	0.3	15.3	8.9	8.6	8.5
Inf. ratio	0.43	0.41	0.23	1.74	13.23	0.21	0.67	0.71	0.74
5% VaR	3.39	3.74	3.53	0.85	0.01	3.09	1.67	1.65	1.67
					2008
Return	4.1	-36.5	-43.3	4.9	4.1	-37.7	-24.3	-22.3	-20.3
Volatility	31.3	34.9	39.6	5.6	0.5	36.9	20.5	19.4	18.4
Inf. ratio	0.13	-1.05	-1.09	0.87	8.28	-1.02	-1.19	-1.15	-1.10
5% VaR	7.96	7.88	9.27	1.15	0.03	10.38	5.17	4.77	4.26
					2009
Return	29.6	30.7	34.6	6.3	1.4	24.3	20.4	20.6	20.9
Volatility	18.4	25.4	26.6	4.0	0.1	22.0	13.6	12.9	12.3
Inf. ratio	1.61	1.21	1.30	1.59	10.32	1.11	1.50	1.60	1.70
5% VaR	3.17	4.90	7.43	0.88	0.01	4.49	2.75	2.54	2.64
					2010
Return	29.5	13.2	6.2	6.5	0.5	17.1	9.4	9.9	10.5
Volatility	14.4	17.4	19.9	3.0	0.0	18.6	10.2	9.8	9.4
Inf. ratio	2.04	0.76	0.31	2.22	9.13	0.92	0.92	1.01	1.11
5% VaR	3.16	4.08	4.32	0.53	0.00	3.78	2.31	2.24	2.26

1	Calculations are based on weekly total returns and converted to annualised return and volatility when applicable.

2	Portfolio using a 30% allocation to US equities, 20% to international equities, 39% to fixed income, 1% to cash and various allocations to gold and commodity indices. A 0% gold allocation is equivalent to a 10% allocation to the S&P GSLE; 5% in gold implies 5% in S&P GSLE; and a 10% gold weight implies a 0% allocation to S&P GSLE.
Source: Barclays Capital, J.P. Morgan, MSCI, Standard & Poor’s, World Gold Council
Table 5: Demand and supply by source (%) for selected metals1

	Demand			Supply
		Investment/	Technology/
Commodity	Jewellery	bars and coins	industry	Mine production	Recycling	Other sources
Gold	49%	41%[2]	10%[3]	60%	40%	—
Silver	25%[4]	25%	50%	79%	19%	2%
Copper	2%	3%	95%	85%	15%	—
Platinum	36%	9%	55%	88%	12%	—

1	As of 2009 except for gold for which 2010 figures are available.

2	Includes net central bank activity which accounted for 2% of gold demand in 2010.

3	Primarily used in electronics and other high-end technology uses.

4	Includes silverware.
Source: GFMS, Johnson Matthey, International Copper Institute, The Silver Institute, US Geological Survey, World Gold Council
16_17

Gold market trends
Please note that data on jewellery and industrial demand are released with a lag; the latest data is as of Q4 2010. Data for the first quarter of 2011 will be released in mid-May 2011 and will be published in the World Gold Council quarterly Gold Demand Trends.
Gold price performance during 2010 was the combination of strong investment activity, a recovery in jewellery demand (especially in India) and a normalisation of gold demand in technological applications to historical levels. While mine production increased slightly in 2010, recycling activity marginally slowed down and central banks turned net buyers for the first time in two decades. Perliminary reports for Q1 2011 indicate healthy but mixed activity in the market, with demand responding in part to changes in the gold price.
Jewellery
Global demand for gold jewellery was up by 17% in 2010 relative to year earlier levels, reaching 2,060 tonnes. Expressed in value terms, jewellery demand totalled US$81.1bn in 2010, 1.5 times higher than the US$55.5bn spent on gold jewellery during 2009 (Chart 13). In other words, consumers increased their gold jewellery spending during 2010, despite the measured appreciation in the gold price in multiple currencies. This is likely the product of two factors: first, a continuation of economic growth and currency appreciation in key countries for the gold market, especially India, and China; and second, a higher perception of value for gold jewellery around the world, both as a luxury good as well as a store of wealth.
At a country level, the Indian jewellery market was undoubtedly the star performer during the year (Chart 14). Demand rose 69% above 2009 levels, a year-over-year increase of 303 tonnes to a record 746 tonnes. This was a significant increase on the previous record of 658 tonnes in 1998. In domestic value terms, growth was all the more impressive. Consumers spent Rs1.34tn on jewellery, double the amount spent during the previous year. Buying has been consistently buoyant despite rising gold prices, providing evidence that while gold demand may have an inverse relationship to price, growth in income and wealth among others, can counter these effects. Furthermore, a decline in price volatility over the past few years has lent itself to a more orderly ascent for gold and an increasing confidence in it. While Indians are more prolific buyers of jewellery than investment products by our definition, they do not draw a clear distinction between the two — as gold serves both purposes.
While the increase in jewellery demand across Greater China of 13.6% during the year was dwarfed by that of India, its performance was nonetheless remarkable. Notably, China was the only market for which jewellery demand increased in 2009 as well; as such, the continuation of the trend confirms the importance of the gold market for the region.
While the final data for Q1 2011 will be released in mid-May 2011 and will appear in the World Gold Council’s Gold Demand Trends, preliminary reports on gold demand indicate healthy activity in the market. In India, 2011 began on a robust note as gold prices fell in January and relative stability was supportive of gold demand during the beginning of the auspicious period of Makar Sankranti (from 14 January onwards). As prices rose again in February and March, some consumers adopted a more measured approach. However, a stronger rupee relative to the US dollar partly mitigated the higher prices. Interestingly, there seems to be a trend in which many consumers book their jewellery purchases with retailers by giving them a cash advance and execute the purchase when they observe an attractive entry price level. Marriage and festival buying will still remain the cornerstone for gold demand, and the season for that begins in mid-April, followed by Akshaya Thrithiya in May.
In China, the traditional peak season falls in the first quarter along with the New Year and Chinese New Year holidays. Consequently, consumers increased their purchases of gold gifting products, particularly in the cities. In Vietnam, preliminary reports indicate that jewellery demand was off to a good start in Q1 2011, rising by more than 5 tonnes relative to the previous quarter despite higher prices. Consumers chose to acquire jewellery to avoid the impact of potential restrictions on gold bar trading by the Vietnamese government.
Gold Investment Digest | First quarter 2011

Chart 13: Jewellery demand in tonnes and value (US$bn)
Source: GFMS, World Gold Council
Chart 14: Tonnage growth in jewellery by country (2010 versus 2009, % change)
Source: GFMS
18_19

Technology
Full-year technology demand in 2010 recorded a solid 12.4% increase on the previous year from 373 to 420 tonnes, signalling a recovery from the challenging economic landscape of 2008 — 2009. Contributions to growth were led by the electronics segment with a year-over-year increase of 40.6 tonnes (+16%). The ‘other industrial’ category registered an 8.6 tonne increase (+12% YoY), following two consecutive annual declines. Dentistry, the third and smallest component of technology demand, saw a modest decline from 52.7 to 49.8 tonnes (-5.5% YoY).
Preliminary reports on Q1 2011 activity indicate that the positive trend of last year in electronics demand remains quite strong. Moreover, predictions from major semiconductor players are bullish for 2011. While some manufacturers have been reducing gold coating thicknesses on contacts and connectors — the second major use in electronics — to lower costs, anecdotal evidence suggests some component failures have help limit the practice.
Please note that data on mine production and recycled gold are released with a lag; the latest data is as of Q4 2010. Data for the first quarter of 2011 will be released in mid-May 2011.
Mine production and recycled gold
Total gold supply — including mine production, recycled gold and official sector transactions — totalled 4,108 tonnes during 2010, a modest 2% increase relative to 2009. However, the performance from the different sources of supply was not uniform. Mine production was up, but recycling activity subsided from 2009 levels and central banks turned net buyers during 2010 for the first time in 21 years (Chart 15).
Total mine production (which includes net producer de-hedging) increased by 9% to 2,543 tonnes in 2010, from 2,332 tonnes a year earlier as a raft of new operations either came online or ramped up production (Chart 16). However, total mine production was still below levels seen earlier in this decade, despite the rise in the gold price. While this may seem counter-intuitive at first, rising production costs, a dearth of new discoveries, and legislation in certain countries has prevented miners from producing much larger outputs.
In general, Australian production significantly contributed to the increase in output as high grades of ore at Newmont’s Boddington mine boosted production. Further positive contributions came from Mexico, where Agnico Eagle ramped up its Pinos Altos operation, and Argentina and the US — with Barrick’s continued expansion of its Valadero mine and higher than expected grades from Cortez Hills respectively. Offsetting the impact of these developments was a decline in production in Peru and Indonesia.
Net producer de-hedging continued to act as a slight constraint on supply, although a sharp decline in the levels of de-hedging (from 252 tonnes in 2009 to 116 tonnes in 2010) boosted supply figures year-on-year by 136 tonnes. AngloGold Ashanti and other companies including OceanaGold and Norton GoldFields closed their hedge books entirely in 2010. In total, the global hedge book at the end of 2010 was about 125 tonnes.
While gold prices continued to trend up in 2010, recycling activity during this period declined by 1.2% to 1,653 tonnes from 1,672 tonnes a year earlier. This was partly driven by continued economic growth in emerging economies, especially in India and China which substantially contribute to recycled gold supply. However, recycling activity remains high on a historical basis, especially among Western consumers who have gradually seen a rising trend in recycling. This, coupled with higher price levels ensured that profit-taking on recycled gold in Western markets was marginally higher than year-earlier levels. Similarly, Middle Eastern and Asian markets other than China and India witnessed a consistent supply of recycled gold during 2010.
Gold Investment Digest | First quarter 2011

Chart 15: Technology demand by category in tonnes
Source: GFMS
Chart 16: Mine production and recycled gold supply in tonnes
Source: GFMS
20_21

The official sector
During the first quarter of 2011, activity in the official sector appears to have followed the same trend of limited supply or even net buying by central banks as seen last year. From 1989 to 2007 net official sector sales averaged 400-500 tonnes per year serving as a significant source of supply. However, in 2008, central bank sales dropped by almost one half, and then declined again to just 30 tonnes in 2009. Finally in 2010, central banks became net buyers of gold (to the tune of 87 tonnes) for the first time in 21 years — signalling the end of an era in which the official sector had been a source of significant supply to the gold market.
The latest data reported by the IMF suggests that central banks remained marginal net buyers of gold through February of 2011 as a major shift in behaviour among central banks continues to unfold. As a group, the official sector holds 18% of all above ground stocks of gold. However, gold holdings are not equally distributed among nations. Western European and North American central banks typically hold over 40% of their total external reserves in gold, largely as a legacy of the gold standard. Meanwhile, developing country central banks have no such historical legacy, and therefore have much smaller gold reserves with on average 5% or less of their total external reserves in gold. There have been significant changes in official sector behaviour in both groups.
First, emerging market economies that have been experiencing rapid economic growth have been substantial buyers of gold. The primary reason for this has been a desire to move toward restoring a prior balance between foreign currencies and gold that has been eroded by the rapid increase in their holdings of foreign currencies, principally the US dollar. For this group of countries, gold has also become an increasingly attractive means of diversifying their external reserves. As a result, emerging market purchases of gold have made a significant impact in reducing the quantity of gold the official sector had been supplying to the market each year.
In line with this trend, Russia’s central bank continues to report monthly acquisitions of gold, purchasing 8 tonnes between December and February and raising its total holdings to 792 tonnes. Also reporting an increase is Bolivia, which raised its reported gold holdings from 28 tonnes to 37 tonnes in December. Bolivia’s foreign reserves have increased seven fold in the past 10 years, which reduced its gold holdings as a percent of total reserves from 22% to 12% as illustrated in Chart 17. While Bolivia has not made any public comment on this increase in gold holdings, it is very likely that Bolivia has simply decided to restore its gold holdings relative to its larger foreign currency reserves, similar to other recent emerging market central bank purchases.
The second component of this shift in behaviour is that European central banks, holding a significant amount of gold in their external reserves, have had a reduced appetite for sales in the wake of the financial crisis. Over the past decade, several European central banks have sold gold in order to rebalance their external reserve portfolios. However, as the financial crisis deepened and quickly developed into a major sovereign debt crisis, European central banks have shown a sharply diminished appetite for gold sales, with sales effectively coming to a halt over the past three years. In line with this second trend, European central banks collectively sold only 0.2 tonnes of gold between December and February, demonstrating a continued lack of interest in gold sales (Table 6).
These two significant forces have reduced the total supply of gold to the market, and they are likely to continue to do so as the Western central banks remain highly risk averse, while the central banks of emerging market countries continue to add to their gold holdings.
Gold Investment Digest | First quarter 2011

Chart 17: Bolivia’s gold reserves as % of total reserves and foreign exchange reserves
Source: IMF International Financial Statistics
Table 6: Top 30 official gold holdings as in IFS April 20111

		Tonnes	% of reserves[2]
1	United States	8,133.5	74.8%
2	Germany	3,401.0	70.8%
3	IMF	2,814.0	3
4	Italy	2,451.8	69.0%
5	France	2,435.4	65.9%
6	China	1,054.1	1.6%
7	Switzerland	1,040.1	16.3%
8	Russia	792.3	7.3%
9	Japan	765.2	3.1%
10	Netherlands	612.5	58.5%
11	India	557.7	8.3%
12	ECB	502.1	28.7%
13	Taiwan	423.6	4.7%
14	Portugal	382.5	82.0%
15	Venezuela	365.8	54.0%
16	Saudi Arabia	322.9	3.0%
17	United Kingdom	310.3	16.0%
18	Lebanon	286.8	29.0%
19	Spain	281.6	39.2%
20	Austria	280.0	55.4%
21	Belgium	227.5	37.4%
22	Algeria	173.6	4.3%
23	Philippines	153.6	10.3%
24	Libya	143.8	6.1%
25	Singapore	127.4	2.5%
26	Sweden	125.7	11.6%
27	South Africa	124.9	11.7%
28	BIS[4]	120.0	[3]
29	Turkey	116.1	5.9%
30	Greece	111.5	79.8%

1	This table was updated in April, 2011 and reports data available at that time. Data is taken from the International Monetary Fund’s International Financial Statistics (IFS), April 2011 edition, and other sources where applicable. IFS data is two months in arrears, so holdings are as of February 2011 for most countries, January 2011 or earlier for late reporters. The table does not list all gold holders: countries which have not reported their gold holdings to the IMF in the last six months are not included, while other countries are known to hold gold but they do not report their holdings publicly. Where the World Gold Council knows of movements that are not reported to the IMF, or misprints, changes have been made. The countries showing as having 0.0 tonnes of gold report some gold but less than 0.05 tonnes to the IMF.

2	The percentage share held in gold of total foreign reserves, as calculated by the World Gold Council. The value of gold holdings is calculated using the end of month London PM fix gold price published daily by the LBMA. In February, the end of month gold price was US$1,402.50. Data for the value of other reserves are taken from IFS, table Total Reserves minus Gold.

3	BIS and IMF balance sheets do not allow this percentage to be calculated. In the case of any countries, up-to-date data for other reserves are not available.

4	BIS data is updated each year from the BIS’s annual report to reflect the Bank’s gold investment assets excluding any gold held in connection with swap operations, under which the Bank exchanges currencies for physical gold. The bank has an obligation to return the gold at the end of the contract.
Source: IMF, national data, World Gold Council
22_23

Key data
Table 7: Demand (cumulative Q1 2010—Q4 2010)

	Tonnes	% QoQ*	% YoY*	Value ($bn)	% YoY*

Jewellery	2,043	3%	16%	80,824	46%
Identifiable investment	1,306	2%	-3%	51,412	25%
of which ETFs and similar products	338	-13%	-45%	13,051	-29%
Industrial and dental	424	0%	14%	16,713	42%

*	Quarter-on-quarter and year-on-year % change in rolling four-quarter totals.
Source: GFMS, World Gold Council
Table 8: Supply (cumulative Q1 2010—Q4 2010)

	Tonnes	% QoQ*	% YoY*	Value ($bn)	% YoY*

Mining output	2,649	1%	3%	104,681	29%
Net producer hedging	-121	—	—	-4,879	—
Total mine supply	2,528	4%	9%	99,803	38%
Official sales	-98	—	—	-3,544	—
Recycled gold	1,705	4%	2%	67,538	30%

*	Quarter-on-quarter and year-on-year % change in rolling four-quarter totals.
Source: GFMS, World Gold Council
Table 9: Gold price

	Q2 2010	Q3 2010	Q4 2010	Q1 2011

Gold (US$/oz); London PM fix average	1,196.74	1,226.75	1,366.78	1,386.27
% QoQ	7.9%	2.5%	11.4%	1.4%
% YoY	29.8%	27.8%	24.3%	25.0%

Source: LBMA, World Gold Council
Table 10: Volatility* (%) to end-March 2011

	1-month	3-month	6-month	1-year

Gold (US$/oz)	13.4%	13.0%	15.7%	15.2%

*	Annualised daily return volatility.
Source: LBMA, World Gold Council
Table 11: Market capitalisation

Value (US$ bn)

Above ground stocks of gold[1]	7,425.3
ETFs (as at 31 March 2011)[2]	97.6
Notional value of net long non-commercial and non-reportable positions as reported by CFTC gold futures (at 31 March 2011)	34.1

1	Based on end-2010 volume and Q1 2011 average gold price.

2	Data: www.exchangetradedgold.com; www.etfsecurities.com; www.ishares.com; Zurich Kantonalbank; Finans Portföy; www.Deutsche-Boerse.com; www.juliusbaer.com.
Source: CFTC, GFMS, LBMA, World Gold Council
Gold Investment Digest | First quarter 2011

Table 12: Performance of gold and selected assets to end-March 20111

		Trade-weighted	Brent crude oil	DJ-UBS	BarCap US	BarCap US							DJ/Wilshire
	Gold (US$/oz)	US dollar	(US$/bbl)	Commodity Index	Treasury Aggregate	Credit Index	S&P 500	MSCI World ex-US	MSCI Europe (euro)	NIKKEI (yen)	Hang Seng (yuan)	MSCI India (rupee)	REITs Index

1-month	1.5%	-0.9%	4.7%	2.1%	-0.1%	0.0%	0.0%	-2.0%	-3.6%	-8.2%	6.3%	9.4%	5.1%
3-month	2.0%	-3.7%	26.9%	6.2%	0.2%	1.4%	5.9%	4.5%	0.1%	-4.6%	5.0%	-4.6%	7.8%
6-month	9.5%	-4.1%	44.0%	20.9%	-2.8%	-1.0%	17.3%	11.4%	6.9%	4.1%	4.8%	-3.8%	22.0%
1-year	28.7%	-6.4%	44.2%	28.5%	4.5%	7.0%	15.6%	12.1%	8.0%	-12.0%	2.9%	8.6%	28.5%
Volatility[2] (1-year)	15.1%	7.4%	28.2%	16.6%	4.9%	5.5%	17.9%	18.8%	19.2%	25.0%	21.8%	18.3%	28.2%

1	Performance computations in US$ unless otherwise noted.

2	Annualised daily return volatility.
Source: Barclays Capital, Bloomberg, IHS Global Insight, World Gold Council
Table 13: Correlation between gold and selected assets to end-March 2011*

		Trade-weighted	Brent crude oil	S&P GS	DJ-UBS	BarCap 1-3 month	BarCap US	BarCap US	BarCap US		DJ Industrial		DJ/Wilshire
	Gold (US$/oz)	US dollar	(US$/bbl)	Commodity Index	Commodity Index	T-bills	Treasury Aggregate	Credit Index	High Yield Index	S&P 500	Average	MSCI World ex US	REITs Index

Gold (US$/oz)	1.00
Trade-weighted US$	-0.44	1.00
Brent crude oil (US$/bbl)	0.35	-0.49	1.00
S&P GS Commodity Index	0.33	-0.59	0.94	1.00
DJ-UBS Commodity Index	0.37	-0.65	0.82	0.94	1.00
BarCap 1-3 month T-bills	0.01	0.11	-0.08	-0.10	-0.15	1.00
BarCap US Treasury Aggregate	0.04	0.02	-0.34	-0.35	-0.33	0.10	1.00
BarCap US Credit Index	-0.08	-0.22	-0.08	-0.03	0.02	-0.12	0.64	1.00
BarCap US High Yield Index	-0.06	-0.41	0.36	0.44	0.48	-0.30	-0.27	0.42	1.00
S&P500	0.01	-0.49	0.50	0.55	0.57	-0.23	-0.41	0.02	0.65	1.00
DJ Industrial Average	-0.03	-0.43	0.45	0.51	0.52	-0.21	-0.41	0.00	0.62	0.98	1.00
MSCI World ex US	0.14	-0.73	0.56	0.65	0.69	-0.26	-0.30	0.17	0.69	0.86	0.83	1.00
DJ/Wilshire REITs Index	0.04	-0.36	0.36	0.39	0.41	-0.09	-0.37	-0.02	0.51	0.78	0.74	0.63	1.00

*	Correlations based on weekly returns in US$ unless otherwise noted.
Source: Barclays Capital, Bloomberg, IHS Global Insight, World Gold Council
24_25

Disclaimers
This report is published by the World Gold Council, 10 Old Bailey, London EC4M 7NG, United Kingdom. Copyright © 2011. All rights reserved. This report is the property of the World Gold Council and is protected by U.S. and international laws of copyright, trademark and other intellectual property laws. This report is provided solely for general information and educational purposes. The information in this report is based upon information generally available to the public from sources believed to be reliable. The World Gold Council does not undertake to update or advise of changes to the information in this report. Expressions of opinion are those of the author and are subject to change without notice. The information in this report is provided as an “as is” basis. The World Gold Council makes no express or implied representation or warranty of any kind concerning the information in this report, including, without limitation, (i) any representation or warranty of merchantability or fitness for a particular purpose or use, or (ii) any representation or warranty as to accuracy, completeness, reliability or timeliness. Without limiting any of the foregoing, in no event will the World Gold Council or its affiliates be liable for any decision made or action taken in reliance on the information in this report and, in any event, the World Gold Council and its affiliates shall not be liable for any consequential, special, punitive, incidental, indirect or similar damages arising from, related or connected with this report, even if notified of the possibility of such damages.
No part of this report may be copied, reproduced, republished, sold, distributed, transmitted, circulated, modified, displayed or otherwise used for any purpose whatsoever, including, without limitation, as a basis for preparing derivative works, without the prior written authorisation of the World Gold Council. To request such authorisation, contact research@gold.org.
In no event may World Gold Council trademarks, artwork or other proprietary elements in this report be reproduced separately from the textual content associated with them; use of these may be requested from info@gold.org. This report is not, and should not be construed as, an offer to buy or sell, or as a solicitation of an offer to buy or sell, gold, any gold related products or any other products, securities or investments. This report does not, and should not be construed as acting to, sponsor, advocate, endorse or promote gold, any gold related products or any other products, securities or investments.
This report does not purport to make any recommendations or provide any investment or other advice with respect to the purchase, sale or other disposition of gold, any gold related products or any other products, securities or investments, including, without limitation, any advice to the effect that any gold related transaction is appropriate for any investment objective or financial situation of a prospective investor. A decision to invest in gold, any gold related products or any other products, securities or investments should not be made in reliance on any of the statements in this report. Before making any investment decision, prospective investors should seek advice from their financial advisers, take into account their individual financial needs and circumstances and carefully consider the risks associated with such investment decision.
Gold Investment Digest | First quarter 2011

I019201104

World Gold Council
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United Kingdom
E investment@gold.org
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F +44 20 7826 4799
W www.gold.org
Published: April 2011

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